Exhibit (a)(1)


                           BROADWAY STORES, INC.

                        Notice of Change in Control
                                    and
                         Offer to Purchase for Cash
                             Any and All of Its
           6-1/4% Convertible Senior Subordinated Notes Due 2000


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  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
    TIME, ON FRIDAY, DECEMBER 8, 1995 AND MAY NOT BE EXTENDED EXCEPT AS
                        REQUIRED BY APPLICABLE LAW.
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     Broadway Stores, Inc. ("Broadway") hereby offers to purchase for cash any and all of its 6-1/4% Convertible Senior Subordinated Notes Due 2000 (the "Notes") at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to December 8, 1995 (the "Change in Control Purchase Date"), which will be $1,027.43 per $1,000 principal amount of Notes (the "Change in Control Purchase Price"), on the terms and subject to the conditions set forth in this Notice of Change in Control and Offer to Purchase (this "Offer to Purchase") and in the related Change in Control Purchase Notice and Letter of Transmittal (the "Letter of Transmittal") (which together constitute the "Offer").


     Any holder of Notes (a "Holder") desiring to tender all or any portion of such Holder's Notes should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth in the Letter of Transmittal and mail or deliver such manually signed Letter of Transmittal (or such manually signed facsimile thereof), together with the certificates representing the tendered Notes and any other required documents, to Bankers Trust Company (the "Paying Agent") or transfer such Notes into the account of the Paying Agent at a Book-Entry Transfer Facility (as defined below) pursuant to the procedure for book-entry transfer set forth in "The Offer -- Procedures for Tendering Notes" or
(ii) request such Holder's broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for such Holder.


     Any person who beneficially owns Notes through an account or other arrangement with a broker, dealer, commercial bank, trust company, or other nominee must contact that entity if such person desires to tender his, her, or its Notes. Any Holder who desires to tender such Holder's Notes and whose certificates representing such Notes are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Notes by following the procedures for guaranteed delivery set forth in "The Offer -- Procedures for Tendering Notes."


     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other offer materials may be directed to the Paying Agent at the telephone number and addresses set forth on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, or trust company for assistance concerning the Offer.



November 8, 1995

To the Holders of 6-1/4% Convertible
  Senior Subordinated Notes of
  Broadway Stores, Inc.:
                                INTRODUCTION

     Broadway hereby offers to purchase for cash any and all of the Notes at the Change in Control Purchase Price on the terms and subject to the conditions of the Offer. All Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date will be purchased at the Change in Control Purchase Price on the terms and subject to the conditions of the Offer. As of the date of this Offer to Purchase, Notes having an aggregate principal amount of $143,750,000 are outstanding.

     The Offer is being made pursuant to the Indenture governing the Notes (as amended and supplemented, the "Indenture"), which requires Broadway to purchase the Notes, at the option of the Holder thereof, following a Change in Control (as defined in the Indenture). A Change in Control occurred on October 11, 1995, when a subsidiary of Federated Department Stores, Inc. ("Federated") merged with and into Broadway, with Broadway being the surviving corporation in such merger (the "Merger"). The Merger was effected in accordance with the provisions of an Agreement and Plan of Merger, dated as of August 14, 1995, which was approved by Broadway's Board of Directors and adopted by the requisite vote of Broadway's stockholders.

     At the effective time of the Merger, each outstanding share of Common Stock of Broadway ("Broadway Common Stock") not owned directly or indirectly by Federated was converted into the right to receive 0.27 shares of Common Stock of Federated ("Federated Common Stock"). Consequently, on the terms and subject to the conditions set forth in the Indenture, each
Note is now convertible into the number of shares of Federated Common Stock that would have been received in the Merger by a holder of the number of shares of Broadway Common Stock deliverable upon such conversion immediately prior to the Merger. For example, a Note in the principal amount of $1,000 that was convertible immediately prior to the Merger into
82.03 shares of Broadway Common Stock (i.e., at a conversion price of $12.19 per share of Broadway Common Stock) is now convertible into 22.15 shares of Federated Common Stock (i.e., at a conversion price of $45.15 per share of Federated Common Stock) (subject to adjustment from time to time as provided in the Indenture and the right to make cash payments in lieu of fractional shares). On November 7, 1995, the last reported sale price per share of Federated Common Stock on the New York Stock Exchange was $26.875. Additional information regarding Federated and Federated Common Stock is contained in the Proxy Statement/Prospectus, dated September 12, 1995, delivered to Broadway's stockholders in connection with the Merger, a copy of which is being provided to Holders herewith solely for their information (and without any implication that there has been no change in the affairs of Federated or Broadway since the date thereof or that the information contained therein is correct as of any time subsequent to the date thereof).

     In connection with the Merger, a supplement to the Indenture was executed by Bankers Trust Company, as trustee, Broadway, and Federated, pursuant to which Federated agreed to provide Broadway with a number of shares of Federated Common Stock sufficient to permit the conversion of all outstanding Notes into shares of Federated Common Stock as provided in the Indenture.

     Bankers Trust Company serves as both the Paying Agent and the Conversion Agent (as defined in the Indenture) for the Notes. The telephone number and addresses of Bankers Trust Company for use in connection with the Offer are set forth on the back cover of this Offer to Purchase.

     Following the valid tender of Notes pursuant to one of the procedures described in "The Offer -- Procedures for Tendering Notes," the Holder of the Notes so tendered will have no further rights in respect of such Notes except the right to receive the Change in Control Purchase Price therefor, without any interest thereon. Any Holder that has tendered Notes will have the right to withdraw such Notes by presenting a Notice of Withdrawal, in the form provided herewith, properly completed and signed, prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date. See "The Offer -- Withdrawal Rights." Notes validly tendered pursuant to the Offer may thereafter be converted into shares of Federated Common Stock only to the extent that they have been validly withdrawn. In addition, in order to convert Notes into shares of Federated Common Stock, the Holder of such Notes must satisfy the additional requirements set forth in the Indenture and the Notes.

     Holders should carefully read and follow the instructions set forth in this Offer to Purchase, the Letter of Transmittal, and, if applicable, the enclosed Notice of Withdrawal.

                                 THE OFFER

Payment for Notes

     On the terms and subject to the conditions of the Offer, Broadway will purchase for cash any and all Notes validly tendered and not withdrawn prior to the expiration of the Offer at the Change in Control Purchase Price ($1,027.43 for each $1,000 principal amount of outstanding Notes tendered). The Offer will expire at 5:00 p.m., New York City time, on the Change in Control Purchase Date (Friday, December 8, 1995) and may not be extended except as required by applicable law.

     Following the valid tender of Notes pursuant to the Offer, unless such Notes are validly withdrawn as described in "The Offer -- Withdrawal Rights," the Holder of the Notes so tendered will have no further rights in respect of such Notes except the right to receive the Change in Control Purchase Price therefor, without any interest thereon. On the terms and subject to the conditions of the Offer, the Change in Control Purchase Price for validly tendered Notes will be paid to Holders promptly following the later of (i) the Change in Control Purchase Date and (ii) the time of delivery of such Notes to the Paying Agent. In all cases, payment for Notes purchased pursuant to the Offer will be made only after timely receipt by the Paying Agent of (a) certificates representing such Notes or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Notes into the Paying Agent's account at The Depository Trust Company, the Midwest Securities Trust Company, or the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") in accordance with the procedures described in "-- Procedure for Tendering Notes," (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message (as hereafter defined) in the case of a book-entry transfer, and (c) all other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Paying Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Notes which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Broadway may enforce such agreement against such participant.

     Payment for Notes pursuant to the Offer will be made by deposit of the purchase price therefor with the Paying Agent on or before the business day following the Change in Control Purchase Date. If on the business day following the Change in Control Purchase Date the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price for Notes validly tendered and not withdrawn pursuant to the Offer, then, on and after the Change in Control Purchase Date, such Notes will cease to be outstanding and interest on such Notes will cease to accrue and will be deemed paid, and all other rights of the Holder in respect thereof will terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such Notes).

Procedure for Tendering Notes

     Introduction. Notes may be tendered only in denominations of $1,000 principal amount or integral multiples thereof. For Notes to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal, must be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase, and either (i) certificates representing Notes must be received by the Paying Agent, together with the Letter of Transmittal (or facsimile thereof), at either such address, or such Notes must be tendered pursuant to the procedures for book-entry tender described below and a Book-Entry Confirmation received by the Paying Agent, in each case prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date, or (ii) the guaranteed delivery procedure described below must be complied with.

     Notes may be tendered only by the registered holder (which, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a securities position listing as the owner) thereof or by person(s) authorized to become registered holder(s) of such Notes by endorsements or documents transmitted with the Letter of Transmittal.

     The Notes are presently represented by a global security which was issued in the name of The Depository Trust Company or its nominee and deposited with or on behalf of The Depository Trust Company. As a result, The Depository Trust Company is considered the sole registered owner of the Notes for all purposes under the Indenture, and each beneficial owner of Notes must rely on the procedures of The Depository Trust Company and, if such beneficial owner is not a participant therein, on the participant therein through which such beneficial owner beneficially owns Notes, to tender Notes pursuant to the Offer. Any person who beneficially owns Notes through an account or other arrangement with a broker, dealer, commercial bank, trust company, or other nominee must contact that entity if such person desires to tender his, her, or its Notes pursuant to the Offer.

     Book-Entry Transfer. The Paying Agent has established, or promptly after the date of this Offer to Purchase will establish, accounts with respect to the Notes at the Book-Entry Transfer Facilities for purposes of the Offer. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Notes by causing such Book-Entry Transfer Facility to transfer such Notes into the Paying Agent's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Notes may be effected through book-entry transfer to the Paying Agent's account at a Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message, and all other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Paying Agent at its address set forth on the back cover of this Offer to Purchase prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date, or the guaranteed delivery procedure described below must be complied with.

     Signature Guarantees. All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless the Notes are tendered
(i) by a registered holder of such Notes, and neither the "Special Payment Instructions" box nor the "Special Delivery Instructions" box in the Letter of Transmittal is completed, or (ii) for the account of a member (each, an "Eligible Institution") of a signature guarantee program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the certificates representing Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for unpurchased Notes are to be issued or returned to a person other than the registered holder, the certificates representing Notes must be endorsed or accompanied by appropriate note powers, in either case signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or note powers guaranteed as provided in the Letter of Transmittal.

     The method of delivery of all required documents is at the election and risk of each Holder. If delivery is by mail, the use of registered mail with return receipt requested, properly insured, is recommended.

     Guaranteed Delivery. If a Holder desires to tender Notes pursuant to the Offer and such Holder's certificates representing Notes are not immediately available or such Holder cannot deliver such Holder's certificates and all other required documents to the Paying Agent prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date, or if the procedure for book-entry transfer cannot be completed on a timely basis, such Notes may nevertheless be tendered if all of the following guaranteed delivery procedures are complied with:

          (i)  such tenders are made by or through an Eligible
     Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided herewith, is received by the Paying Agent as provided below prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date, and

          (iii) the certificates for all physically delivered Notes in proper form for transfer or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal, are received by the Paying Agent within three business days after the date of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission, or mail to the Paying Agent and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery unless such tender is for the account of an Eligible Institution (in which case no signature guarantee is required).

     In all cases, payment for Notes tendered pursuant to the Offer will be made only after timely receipt by the Paying Agent of certificates representing such Notes or of a Book-Entry Confirmation relating to such Notes and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal.

     Backup Withholding. Under the federal income tax backup withholding rules, unless an exception applies under the applicable laws and regulations, the Paying Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a Holder or other payee pursuant to the Offer, unless the Holder or other payee provides such Holder's taxpayer identification number ("TIN") and certifies that such number is correct and that such Holder or other payee is not subject to backup withholding. Therefore, unless such an exception applies and is proved in a manner satisfactory to Broadway and the Paying Agent, each tendering Holder and, if applicable, each other payee, should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal, in order to provide the information and certification necessary to avoid backup withholding.

     General. In order for any tender of Notes to be valid, it must be in proper form. All questions as to the form of documents and the validity, eligibility (including time of receipt), and acceptance for payment of any tender of Notes will be determined by Broadway, in its sole discretion, which determination will be final and binding on all parties, in the absence of manifest error. Broadway reserves the right to waive any defect or irregularity in the tender of any Notes. No tender of Notes will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Broadway, Federated, the Paying Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Broadway's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding, in the absence of manifest error.

     The tender of Notes pursuant to one of the procedures described above will constitute a binding agreement between the tendering Holder and Broadway on the terms and subject to the conditions of the Offer, including the tendering Holder's representation and warranty that (i) such Holder has full power and authority to tender, sell, assign, and transfer such Notes and (ii) when the same are paid for, Broadway will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, and encumbrances and will not be subject to any adverse claim.

Withdrawal Rights

     Notes tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date. For a withdrawal to be effective, a written, telegraphic, or facsimile Notice of Withdrawal, in the form provided by Broadway herewith, must be timely received by the Paying Agent at its address set forth on the back cover of this Offer to Purchase. The Notice of Withdrawal must specify the name of the person who tendered the Notes to be withdrawn, the principal amount of Notes to be withdrawn, and the principal amount of Notes to remain tendered. If certificates representing Notes have been delivered or otherwise identified to the Paying Agent, then, prior to the release of such certificates, the tendering Holder must also submit the serial numbers shown on the particular certificates representing the Notes to be withdrawn and, unless such Notes have been tendered for the account of an Eligible Institution, the signature(s) on the Notice of Withdrawal must be guaranteed by an Eligible Institution. If Notes have been tendered pursuant to the procedures for book-entry transfer described in "-- Procedure for Tendering Notes," any Notice of Withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Notes and otherwise comply with the procedures of such facility.

     All questions as to the form and validity (including time of receipt) of any Notice of Withdrawal will be determined by Broadway, in its sole discretion, which determination will be final and binding on all parties in the absence of manifest error. None of Broadway, Federated, the Paying Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Withdrawals may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date by again following the procedures described in "-- Procedure for Tendering Notes."

     Pursuant to the terms of the Indenture, any Note that is tendered in the Offer may not be converted into shares of Federated Common Stock unless and until such Note is withdrawn, and the additional requirements for conversion set forth in the Notes and the Indenture are satisfied.

Source and Amount of Funds

     Assuming that Broadway purchases all of the outstanding Notes at the Change in Control Purchase Price, the Company expects the aggregate cost of the Offer, including all fees and expenses applicable to the Offer, to be approximately $147.8 million, which would be funded by equity contributions made by Federated to Broadway. Federated has made or will make such equity contributions from the net proceeds of the offering and sale by Federated of $350.0 million aggregate principal amount of its 5% Convertible Subordinated Notes Due 2003 (the "New Federated Convertible Notes"), which offering was completed in September 1995.

Absence of Organized Trading Market

     The Notes are not listed or admitted to trading on any national securities exchange or other securities market. Accordingly, neither sales prices nor bid quotations with respect to the Notes are reported in the consolidated transaction reporting system of any exchange or the National Association of Securities Dealers, Inc. Automated Quotation System or any comparable system. Any person who beneficially owns Notes is urged to contact his, her, or its broker, dealer, commercial bank, trust company, or other financial professional to seek to obtain information regarding the prices at which recent transactions, if any, involving the purchase and sale of Notes have been effected.

Condition to the Offer

     Notwithstanding any other provision of this Offer, no Notes will be purchased pursuant to the Offer if there shall have occurred (prior to, on, or after, as the case may be, the tender of Notes pursuant to the Offer) and be continuing an Event of Default (as defined in the Indenture) other than a default in the payment of the Change in Control Purchase Price with respect to the Notes.

Certain Federal Income Tax Considerations

     The following discussion summarizes certain federal income tax consequences of the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings, and judicial decisions, all as in effect on the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. No ruling as to any matter discussed in this summary has been requested or received from IRS. This summary does not address all of the federal income tax consequences that may be relevant to a Holder in light of such Holder's particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (for example, dealers in securities, banks, insurance companies, subchapter S corporations, nonresident aliens, foreign corporations, tax-exempt entities, employee stock ownership plans, individual retirement and other tax deferred accounts, and persons who hold the Notes as a hedge, who have otherwise hedged the risk of holding Notes, who hold the Notes as part of a straddle with other investments, or who hold the Notes in connection with a conversion transaction), nor does it address any aspect of gift, estate, state, local, or foreign taxation. This discussion is directed at Holders who are United States persons and assumes that the Notes are held as "capital assets" within the meaning of section 1221 of the Code.

     Holders of Notes are urged to consult their own tax advisors regarding the tax consequences of tendering or failing to tender their Notes, including the application and effect of any gift, estate, applicable state, local, or foreign income or other tax laws.

     The receipt of cash by a Holder in a sale pursuant to the Offer will be a taxable transaction to such Holder for federal income tax purposes. A Holder will generally recognize capital gain (subject to the market discount rules discussed below) or loss on the sale of a Note in an amount equal to the difference between (i) the amount of cash received for such Note, other than the portion of such amount that is properly allocable to accrued interest, which will be taxed as ordinary income, and (ii) the Holder's "adjusted tax basis" for such Note at the time of the sale. Such capital gain or loss will be long-term if the Holder held the Note for more than one year at the time of such sale. Generally, a Holder's adjusted tax basis for a Note will be equal to the cost of the Note to such Holder, less payments (other than interest payments) made on the Notes. If applicable, a Holder's tax basis in a Note also would be increased by any market discount previously included in income by such Holder pursuant to an election to include market discount in gross income currently as it accrues, and would be reduced by the accrual of amortizable bond premium which the Holder has previously elected to deduct from gross income on an annual basis. Tendering Holders should consult their own tax advisors with respect to the tax consequences to them of the receipt of cash in a sale pursuant to the Offer.

     An exception to the capital gain treatment described above may apply to a Holder who purchased a Note at a "market discount." Subject to a statutory de minimis exception, market discount is the excess of the face amount of a Note over the Holder's tax basis in such Note immediately after its acquisition by such holder. In general, unless the Holder has elected to include market discount in income currently as it accrues, any gain realized by a Holder on the sale of a Note having market discount in excess of a de minimis amount will be treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the Holder, on a constant interest basis), while such Note was held by the Holder.

     Information statements will be provided to the IRS and to Holders whose Notes are sold pursuant to the Offer reporting the payment of the Offer consideration (except with respect to Holders that are exempt from the information reporting rules, such as corporations).

     For a discussion of the potential application of federal backup withholding, see "-- Procedures For Tendering Notes."

Fees and Expenses

     Bankers Trust Company serves as Paying Agent for the Notes and will receive reasonable and customary compensation for such services. Broadway will also reimburse the Paying Agent for out-of-pocket expenses including reasonable attorney's fees, in connection with the Offer.

     Broadway will not pay fees or commissions to brokers, dealers, commercial banks, trust companies, or other persons for soliciting acceptances of the Offer. Broadway will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer.

           CERTAIN INFORMATION CONCERNING BROADWAY AND FEDERATED

General

     Broadway is an operator of department stores in California and the Southwestern United States, with 82 department stores in five states as of the date of this Offer to Purchase. As a result of the Merger, on October 11, 1995, Broadway became a subsidiary of Federated.

     Federated is one of the leading operators of full-line department stores in the United States, with 441 department stores in 34 states as of the date of this Offer to Purchase, including the 82 stores acquired in its acquisition of Broadway. As of the date of this Offer to Purchase, Federated also operates 152 specialty and clearance stores and a mail order catalog business. Federated's department stores sell a wide range of merchandise, including men's, women's, and children's apparel and accessories, cosmetics, home furnishings, and other consumer goods, and are diversified by size of store, merchandising character, and character of community served. Federated's department stores are located at urban or suburban sites, principally in densely populated areas across the United States. Federated has announced that it intends to close all of its six remaining Macy's close-out stores by the end of fiscal 1995 and that it intends to explore the possibility of selling the specialty store operations that were acquired in Federated's acquisition of R.H. Macy & Co., Inc. ("Macy's") in December 1994. In addition, Federated anticipates that a number of the stores acquired in its acquisition of Broadway will be disposed of (although, as of the date of this Offer to Purchase, Federated has not entered into any agreement providing for such disposition and there can be no assurance that Federated will do so or as to the timing or terms thereof), and that Broadway's retained department stores will be converted into Macy's or Bloomingdale's stores commencing in 1996.

     The principal executive office of Broadway is located at 3880 North Mission Road, Los Angeles, California 90031, and the principal executive offices of Federated are located at 151 West 34th Street, New York, New York 10001 and 7 West Seventh Street, Cincinnati, Ohio 45202.

Unaudited Pro Forma Financial Information

     The following unaudited pro forma financial statements of Federated gives effect to (i) the consummation of the Merger, (ii) the purchase (the "Debt Purchase") by a subsidiary of Federated ("FNC II") from The Prudential Insurance Company of America of certain mortgage indebtedness of Broadway (the "Broadway/Prudential Mortgage Debt") for consideration consisting of a $242,322,613 promissory note of FNC II and 6,751,055 shares of Federated Common Stock, and (iii) the issuance and sale of $350.0 million aggregate principal amount of New Federated Convertible Notes and $400.0 million aggregate principal amount of 8.125% Senior Notes due 2002 of Federated (the "New Senior Notes") pursuant to public offerings (collectively, the "Debt Offerings") and the application of the net proceeds thereof to prepay and redeem the entire outstanding principal amount of Senior Convertible Discount Notes Due 2004 of Federated (the "Old Federated Convertible Notes"), to repurchase the entire outstanding principal amount of the Notes pursuant to the Offer, and to temporarily reduce Federated's revolving credit borrowings, in each case as if the foregoing transactions had been consummated on July 29, 1995, in the case of the Unaudited Pro Forma Balance Sheet at July 29, 1995, and on
January 30, 1994, in the case of the Unaudited Pro Forma Statements of Operations for the 26 weeks ended July 29, 1995 and the 52 weeks ended January 28, 1995. Because Federated's acquisition of Macy's on
December 19, 1994 was accounted for under the purchase method of accounting, Federated's historical statements of operations give effect to the results of operations of the Macy's business only from and after such date. The Unaudited Pro Forma Statements of Operations for the 52 weeks ended January 28, 1995 gives effect to Federated's acquisition of Macy's as if such acquisition had been consummated on January 30, 1994 rather than on December 19, 1994.

     Although certain unaudited historical financial information of Broadway is included in the following unaudited pro forma financial statements of Federated, separate unaudited pro forma financial statements of Broadway are not presented herein. As the surviving corporation in the Merger, Broadway continues to exist as a separate legal entity with sole responsibility for the performance and discharge of its obligations and liabilities, including without limitation the Notes. In connection with the Merger, among other things, the size of Broadway's working capital credit facility was increased to $250.0 million from $225.0 million and approximately $88.4 million of Broadway's mortgage indebtedness was converted from nonrecourse indebtedness to recourse indebtedness. It is anticipated that Broadway will incur various non-recurring charges in connection with the Merger and the consolidation of its business with Federated's other businesses, and that a number of Broadway's stores will be sold or otherwise disposed of (although, as of the date of this Offer to Purchase, Federated has not entered into any agreement providing for such disposition and there can be no assurance that Federated will do so or as to the timing or terms thereof). The purchase by Broadway of all of the Notes would have the effect of reducing Broadway's total indebtedness by approximately $143.8 million (see "The Offer -- Source and Amount of Funds") and reducing Broadway's annual interest expense by approximately $9.0 million.

     The following unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of what Federated's actual financial position or results of operations would have been had the foregoing transactions, including the acquisition of Macy's, been consummated on such dates, nor does it give effect to (i) any transactions other than those discussed in the first paragraph above or in the accompanying Notes to Summary Unaudited Pro Forma Financial Information, (ii) Federated's or Broadway's results of operations since July 29, 1995, (iii) the synergies, cost savings, and non-recurring charges expected to result from the Merger and from the acquisition of Macy's, or
(iv) the effects of sales of stores which may occur subsequent to the Merger. Accordingly, the pro forma financial information does not purport to be indicative of Federated's financial position or results of operations as of the date of this Offer to Purchase or for any period ended on the date of this Offer to Purchase or as of or for any other future date or period.

     The following unaudited pro forma financial information is based in part on the historical financial statements of Federated and Broadway (and, with respect to the 52 weeks ended January 28, 1995, certain financial data of Macy's) and should be read in conjunction with such historical financial statements, the related notes, and the other information contained herein. The historical financial statements of Federated, Broadway, and Macy's are contained in their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q which may be obtained in the manner set forth in "-- Additional Information." Certain items derived from Broadway's historical financial statements have been reclassified to conform to the pro forma presentation.

     In the preparation of the following unaudited pro forma financial information, it has been generally assumed that the historical book value of Broadway's assets approximates the fair value thereof, as an independent valuation has not been completed. Federated will be required to determine the fair value of the assets of Broadway (including intangible assets) as of the effective time of the Merger. Although such determination of fair value is not presently expected to result in values that are materially greater or less than the values assumed in the preparation of the following unaudited pro forma financial information, there can be no assurance with respect thereto.

     The retail business is seasonal in nature, with a higher proportion of sales and earnings usually being generated in the months of November and December than in other periods. Because of this seasonality and other factors, results of operations for an interim period are not necessarily indicative of results of operations for an entire fiscal year.


                                                    UNAUDITED PRO FORMA BALANCE SHEET
                                                              July 29, 1995
                                                             (in thousands)


                                                  Historical                 Pro Forma Adjustments
                                           -------------------------         -----------------------
                                             Federated      Broadway           Debit          Credit             Pro Forma
                                             ---------      ---------          --------       ------             ---------
ASSETS:
 Current Assets:
   Cash  . . . . . . . . . . . . . . . .    $   238,173     $   15,901        $               $   8,000(b)      $   246,074

   Accounts receivable . . . . . . . . .      2,157,512        559,939                                            2,717,451
   Merchandise inventories . . . . . . .      2,694,564        390,825                           12,313(b)        3,054,164
                                                                                                 18,912(b)

   Supplies and prepaid expenses . . . .        107,509         25,418                           15,800(b)          117,127
   Deferred income taxes . . . . . . . .        198,123                                                             198,123
                                            -----------     ----------                                           -----------
    Total Current Assets . . . . . . . .      5,395,881        992,083                                            6,332,939
 Property and Equipment - net  . . . . .      5,261,698        885,002                                            6,146,700
 Intangible Assets - net . . . . . . . .      1,027,033         ------          123,831(b)                        1,150,864
 Notes Receivable  . . . . . . . . . . .        407,276         ------                                              407,276
 Other Assets  . . . . . . . . . . . . .        365,436         34,521          20,725(a)       20,757(b)          399,925
                                            ------------    -----------      ----------        --------          ----------
     Total Assets  . . . . . . . . . . .    $12,457,324     $ 1,911,606      $  144,556         $75,782         $14,437,704
                                            ===========     ===========      ==========        ========         ===========
LIABILITIES AND SHAREHOLDERS'
EQUITY:
 Current Liabilities:
   Short-term debt . . . . . . . . . . .    $   259,988     $   58,426       $  251,676(a)                         $ 66,738

   Accounts payable and accrued
    liabilities  . . . . . . . . . . . .      2,139,335        220,324            1,173(a)                        2,358,486
   Income taxes  . . . . . . . . . . . .         35,729            824                                               36,553
                                            -----------     ----------                                          -----------
     Total Current Liabilities . . . . .      2,435,052        279,574                                            2,463,667
  Long-Term Debt . . . . . . . . . . . .      5,121,445      1,208,648          421,150(c)      242,323(c)        6,423,667
                                                                                477,599(a)      750,000(a)
  Deferred Income Taxes  . . . . . . . .        873,285         14,850                                              888,135
  Other Liabilities  . . . . . . . . . .        503,223        103,121            4,300(b)        7,718(b)          607,579
                                                                                  2,183(b)
  Shareholders' Equity . . . . . . . . .      3,524,319        305,413          305,413(b)      352,227(b)        4,056,546
                                                                                                180,000(c)
                                            -----------     ----------       ---------       ----------         -----------

      Total Liabilities and
       Shareholders' Equity  . . . . . .    $12,457,324    $ 1,911,606       $1,463,494      $1,532,268         $14,437,704
                                            ===========    ===========       ==========      ==========         ===========



         See accompanying Notes to Unaudited Pro Forma Financial Information.





                                               UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                                  For the 26 Weeks Ended July 29, 1995
                                                (in thousands, except for per share data)


                                             Historical         Pro Forma Adjustments
                                     -----------------------     ---------------------
                                      Federated     Broadway       Debit        Credit           Pro Forma
                                      ---------     --------       -----        ------           ----------
Net sales, including leased
 department sales  . . . . . .      $ 6,035,255    $  884,550    $             $                $ 6,919,805
                                    -----------    ----------                                   -----------
Cost of sales  . . . . . . . .        3,686,836       676,550      ----  (a)    103,075 (d)       4,276,111
                                                                  15,800 (b)
Selling, general and admini-
 strative expenses . . . . . .        2,137,846       226,247      3,096 (c)                      2,470,264
                                                                 103,075 (d)

Business integration and
 consolidation expenses  . . .          172,345         ----                                        172,345

Charitable contribution to
 Federated Department Stores
 Foundation  . . . . . . . . .           25,581         ----                                         25,581
                                    -----------    -----------                                  ------------
Operating income (loss). . . .           12,647       (18,247)                                      (24,496)
Interest expense . . . . . . .         (223,558)      (62,499)     8,983 (e)     28,486 (f)          (2,471)
                                                                                  4,083 (g)
Interest income  . . . . . . .           22,790         ----                                         22,790
                                    -----------    -----------                                  ------------

Loss before income taxes . . .         (188,121)      (80,746)                                     (264,177)
Federal, state and local
 income tax benefit  . . . . .           64,196         ----                     29,914 (h)          94,110
                                    -----------    -----------                                  ------------
Net loss . . . . . . . . . . .      $  (123,925)   $  (80,746)                                   $ (170,067)
                                    ===========    ===========                                  ============

                                    OTHER INCOME STATEMENT DATA


EBITDA (i) . . . . . . . . . .      $   441,354    $      425                            $   425,979
Loss per share of common stock            (0.68)        (1.72)                                  (0.84)
Deficiency of earnings to fixed
  charges  . . . . . . . . . .          188,807        81,260                                 265,377



      See accompanying Notes to Unaudited Pro Forma Financial Information.




                                                                   UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                                                     For the 52 Weeks Ended January 28, 1995
                                                                    (in thousands, except for per share data)

                                         Pro Forma Adjustments                          Pro Forma Adjustments for
                                          for Macy's Acquisition                      the Merger, the Debt Purchase
                                         -------------------------                    -----------------------------
                                                                                           and the Debt Offerings
                                                                                           ----------------------
                                 Historical                                          Historical
                                 Federated      Debit       Credit      Pro Forma    Broadway     Debit      Credit   Pro Forma
                                 ----------     -----       ------      ---------    ----------   -----      ------   ---------
Net sales, including
  leased department sales . . .  $8,315,877   $           $5,631,177(A)  $13,947,054  $2,086,804  $           $       $16,033,858
                                 ----------                              -----------                                  -----------

Cost of sales . . . . . . . . .   5,131,363   3,405,824(A)                 8,537,187   1,560,035      295(a)  201,242(d) 9,896,275

Selling, general and
administrative expenses . . . .   2,549,122   2,110,615(A)    22,682(D)    4,575,351     463,075    6,192(c)            5,245,860
                                                 22,975(B)    84,679(E)                           201,242(d)
Unusual items . . . . . . . . .      85,867     195,719(A)                  281,586        ---                             ---------
Operating income  . . . . . . .     549,525                                 552,930      63,694                            610,137
Interest expense  . . . . . . .    (262,115)    146,104(A)                 (465,217)  (100,904)    17,123(e)   54,253(f)  (537,118)
                                                 56,998(C)                                          8,127(g)
Interest income   . . . . . . .      43,874                      255(A)      44,129      ---                              44,129
                                 ----------                                ----------   ---------                         --------
Income (loss) before earthquake
  loss, reorganization items
  and income taxes  . . . . . .     331,284                                 131,842     (37,210)                           117,148
Earthquake loss   . . . . . . .        ---       15,000 (A)                 (15,000)       ---                             (15,000)
Reorganization items  . . . . .        ---                    50,914(A)      50,914        ---                              50,914
                                 ----------                                ----------   ---------                         ---------
Income (loss) before income
  taxes . . . . . . . . . . . .     331,284                                 167,756     (37,210)                           153,062
Federal, state and local
  income tax expense  . . . . .    (143,668)                  31,003(F)     (86,011)       (150)                3,336(h)   (82,825)
                                                              26,654 (A)
                                 ----------                                ----------   ---------                          ---------

Income (loss) from continuing
  operations  . . . . . . . . .  $  187,616                                $ 81,745    $(37,360)                          $  70,237
                                 ==========                                ==========   =========                          =========


                                             OTHER INCOME STATEMENT DATA

EBITDA (i)  . . . . . . . . . .  $  921,253                                $ 1,303,359  $  95,770                         $1,398,834
Income (loss) from continuing
  operations per share of
  common stock  . . . . . . . .  $    1.41                                 $      0.45  $   (0.80)                          $   0.35
Ratio of earnings to fixed
  charges . . . . . . . . . . .      1.99x                                       1.28x        ---                              1.22x
Deficiency of earnings to
  fixed charges . . . . . . . .       ---                                         ---      40,022                                ---




       See accompanying Notes to Unaudited Pro Forma Financial Information.

             NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION


Note 1.  Unaudited Pro Forma Balance Sheet Adjustments

(a) To record the receipt of net proceeds of the Debt Offerings in the amount of $733.9 million and the application of $307.4 million of such proceeds to prepay and redeem the entire outstanding principal amount of the Old Federated Convertible Notes and the application of $147.7 million of such proceeds to repurchase the entire outstanding principal amount of the Notes.

(b) To record: (i) the Merger, which will be accounted for under the purchase method of accounting, and the assumed issuance of 12,692,852 shares of Federated Common Stock at an assumed per share price of $27.75 (which was the closing price of such shares on the New York Stock Exchange on October 10, 1995); (ii) adjustments to reflect the net assets acquired at fair value; and (iii) the excess of cost over net assets acquired, all as set forth below:

                                     Debit       Credit                  Description
                                     -----       ------                  -----------
                                       (in thousands)
Cash  . . . . . . . . . . . . . .    $         $  8,000   Payment of transaction costs
Merchandise inventories . . . . .                12,313   Elimination  of Broadway's last-in,
                                                          first-out ("LIFO") adjustment
                                                 18,912   Elimination of indirect costs
                                                          capitalized in Broadway's inventory
Supplies and prepaid expenses . .                15,800   Elimination of deferred expenses of
                                                          Broadway
Intangible assets - net . . . . .     123,831             To record excess of cost over net assets
Other assets  . . . . . . . . . .                20,757   Elimination of deferred financing costs
                                                          of Broadway
Other liabilities . . . . . . . .                 7,718   Adjustment to fair value of Broadway's
                                                          pension liability
                                        4,300             Adjustment to fair value of Broadway's
                                                          other postretirement benefits liabilities
                                        2,183             Elimination of Broadway's rent abatement
                                                          reserve
Shareholders' equity  . . . . . .     305,413             Elimination of Broadway's shareholders'
                                                          equity
                                                352,227   Issuance of equity pursuant to the Merger
                                     --------  --------
                                     $435,727  $435,727
                                     ========  ========


(c) To record the purchase by FNC II of the Broadway/Prudential Mortgage Debt for consideration assumed to consist of a $242,322,613 promissory note of FNC II and 6,751,055 shares of Federated Common Stock.

Note 2. Unaudited Pro Forma Statements of Operations for the 26 Weeks Ended July 29, 1995 and the 52 Weeks Ended January 28,
          1995--Adjustments for the Merger, the Debt Purchase, and the Debt Offerings.

(a) To adjust Broadway's cost of sales to eliminate the effects of the capitalization of inventory costs which will be expensed subsequent to the Merger.

(b) To adjust Broadway's cost of sales to eliminate the effects of deferred expenses written off in connection with the Merger.

(c) To record amortization of estimated excess of cost over net assets acquired over an assumed 20-year period.

(d) To reclassify buying and occupancy costs as selling, general, and administrative expenses consistent with Federated's accounting policies.

(e) To record interest expense on the promissory note issued by FNC II in connection with the purchase of the Broadway/Prudential Mortgage Debt at assumed rates per annum of 7.41% for the 26 weeks ended July 29, 1995 and 7.07% for the 52 weeks ended January 28, 1995.

(f) To reverse historical interest expense on the Broadway/Prudential Mortgage Debt purchased by FNC II and to reverse amortization of deferred financing costs.

(g) To record interest expense on the New Federated Convertible Notes and the New Federated Senior Notes at interest rates per annum of 5.000% and 8.125% respectively, to reverse historical expense interest at the blended rate of 9.35% per annum for the 26 weeks ended July 29, 1995 and 6.00% per annum for the 52 weeks ended January 28, 1995 on the Old Federated Convertible Notes, to reverse historical interest expense at the rate of 6.25% per annum on the Notes, and reduce interest expense on revolving credit borrowings.

(h) To adjust income tax expense (benefit) based upon an assumed composite (federal, state, and local) income tax rate of 41%.

(i) EBITDA is defined for purposes of the pro forma information as earnings before interest, taxes, depreciation, amortization, and unusual items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow as determined by generally accepted accounting principles.

Note 3. Unaudited Pro Forma Statement of Operations for the 52 Weeks Ended January 28, 1995 -- Adjustments for the Macy's Acquisition

(A)  To record historical results of Macy's prior to December 19, 1994.

(B) To record amortization of excess of cost over net assets acquired over a 20-year period and the fair value of Macy's trade names over a 40-year period.

(C) To record interest expense on the indebtedness incurred in connection with the acquisition of Macy's and to reverse historical interest expense on certain indebtedness of Macy's and Federated.

(D) To reverse amortization of deferred expense items eliminated in connection with the acquisition of Macy's.

(E) To adjust depreciation of Macy's property and equipment to amounts based on fair market value.

(F) To adjust income tax expense (benefit) based upon an assumed composite (federal, state, and local) income tax rate of 40%.

(G) Although no adjustments have been recorded in the Unaudited Pro Forma Statements of Operations, it is estimated that Federated will have incurred expenses in connection with the consolidation of Federated's and Macy's operations of approximately $270.0 million in the 52 weeks subsequent to the acquisition of Macy's (of which approximately $190.0 million had been expensed through July 29, 1995).

Recent Results of Operations

     On the date of this Offer to Purchase, Federated issued a press release announcing, among other things, that its net income for the 13-week period ended October 28, 1995 was $45.2 million or $0.25 per share, with operating income of $186.6 million or 5.6% of sales, excluding (i) the impact of the Broadway acquisition, which is included in Federated's operating results for the quarter, and (ii) $39.1 million in business integration and consolidation expenses related to the Macy's and Broadway acquisitions and divisional consolidations. Including these items, Federated posted a net loss of $46.4 million or $0.24 per share on operating income of $105.0 million. (Comparisons with the third fiscal quarter of 1994 are not meaningful because of Federated's subsequent acquisitions of Macy's and Broadway.)

     For the first 39 weeks of 1995, Federated reported a net loss of $170.3 million or $0.91 per share, and operating income of $117.6 million or 1.2% of sales. Excluding the impact of the Broadway acquisition, business integration and consolidations expenses, and a pre-tax charitable contribution of $25.6 million to the Federated Department Stores Foundation, Federated would have posted net income of $41.6 million or $0.23 per share for the first nine months of fiscal 1995, with operating income of $397.2 million or 4.2% of sales.

     Sales for the third fiscal quarter of 1995 totaled $3,748.4 million ($3,333.5 million excluding Broadway), compared to sales of $1,926.8 million in the same period of 1994. For the first 39 weeks of fiscal 1995, sales totaled $9,783.6 million ($9,368.8 million excluding Broadway), compared to sales of $5,176.5 million for the first nine months of 1994.

     For comparative and analytical purposes, total 1994 sales for Federated and Macy's stores -- excluding I. Magnin, which has been closed -- were $3,352.6 million in the third fiscal quarter and $9,221.4 million for the first nine months. On this basis, comp-store sales would have increased 1.5% in the third fiscal quarter and 2.9% in the first 39 weeks of 1995.

Additional Information

     Each of Federated and Broadway is (and Macy's previously was) subject to the information and reporting requirements of the Exchange Act, and in accordance therewith files (or, in the case of Macy's, previously filed) periodic reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Broadway and Federated have also filed an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") with the Commission, which includes certain additional information relating to the Offer.

     Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports, proxy statements, and other information also can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Schedule 13E-4 will not be available at the Commission's regional offices.

                               MISCELLANEOUS

     The Offer is not being made to, nor will Broadway accept tenders from, Holders of Notes in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Broadway is not aware of any jurisdiction in which the making of the Offer or the tender of Notes would not be in compliance with the laws of such jurisdiction. However, Broadway reserves the right to exclude Holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as Broadway makes a good faith effort to comply with any state law deemed applicable to the Offer, if it cannot do so, Broadway believes that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.


                                       BROADWAY STORES, INC.

November 8, 1995

     Facsimile copies of the Letter of Transmittal, properly completed and validly executed, will be accepted. Letters of Transmittal, certificates for Notes, and any other required documents should be sent or delivered by each Holder of Notes or such Holder's broker, dealer, commercial bank, trust company, or other nominee to the Paying Agent at one of its addresses set forth below.


                     The Paying Agent for the Offer is:

                           Bankers Trust Company

                         By Facsimile Transmission:
                               (212) 250-3290
                               (212) 250-6275

                           For Information Call:
                               (212) 250-6270

          By Mail:                             By Hand or Overnight Courier:

    Bankers Trust Company                      Bankers Trust Company
 Corporate Trust and Agency                     Corporate Trust and
            Group                                  Agency Group
  Reorganization Department                       Reorganization
    P.O. Box 1458, Church                           Department
       Street Station                         123 Washington Street, 1st Floor
  New York, New York  10008                       New York, New York 10006



     Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal, or other offer materials may be directed to the Paying Agent at the telephone number and addresses set forth above. You may also contact your broker, dealer, commercial bank, or trust company for assistance concerning the Offer.